Exhibit 12.1
INTERNATIONAL GAME TECHNOLOGY
REGULATION S-K, ITEM 503(d)
RATIOS OF EARNINGS TO FIXED CHARGES
December 31, 2008

			Years Ended September
	Source/note	Q1 09	2008	2007	2006	2005	2004
(in millions)
Earnings	(1)
Income before tax from continuing operations	10K	80.3	590.8	804.8	746.9	681.3	653.5

Add back:
Fixed charges	(2)	24.5	78.8	53.5	33.6	31.1	68.2
Amortization of capitalized interest					—	—	—

Subtract:
Capitalized interest		—	(1.9)	(2.3)	(1.3)	—	—

Total Earnings		104.8	667.7	856.0	779.2	712.4	721.7

Fixed charges	(2)
Interest expense, includes amortization expense	10K	30.4	100.1	77.6	50.8	58.1	90.5
Less annuity interest expense	FRP	(7.3)	(28.6)	(31.3)	(23.2)	(31.2)	(26.1)

Interest expense excluding annuity interest expense		23.1	71.5	46.3	27.6	26.9	64.4
Capitalized interest		—	1.9	2.3	1.3

Interest expense including capitalized interest		23.1	73.4	48.6	28.9	26.9	64.4
Estimate of interest within rental expense @ 1/3 rent expense	10K - Commitment FN	1.4	5.4	4.9	4.7	4.2	3.8

Total Fixed Charges		24.5	78.8	53.5	33.6	31.1	68.2

Ratio of earnings to fixed charges	(1)	4.3	8.5	16.0	23.2	22.9	10.6

Footnotes

(1)	For the purposes of computing this ratio, earnings represent net income before fixed charges and income taxes, adjusted to exclude capitalized interest.

(2)	Fixed charges represent interest expense excluding the portion related to liabilities to jackpot winners and including capitalized interest, one-third of total rental expense, and amortization of discount and loan expense related to long-term debt.